Toromont Elects to Acquire Remaining Enerflex Trust Units
TORONTO, ONTARIO and CALGARY, ALBERTA, February 5, 2010 — Toromont Industries Ltd. (“Toromont”) (TSX:TIH) and Enerflex Systems Income Fund (“Enerflex”) (TSX:EFX.UN) announced today that Toromont has elected to acquire all of the remaining trust units of Enerflex on the same terms as the units acquired under Toromont’s recently completed offer for Enerflex. This acquisition will be completed on February 26, 2010.
On February 4, 2010, Enerflex’s deed of trust was amended to permit Toromont to acquire all of the remaining outstanding trust units pursuant to a “Tax Efficient Subsequent Acquisition”, substantially in the manner summarized in Toromont’s take-over bid circular and notice of variation and extension for Toromont’s recently completed offer for Enerflex.
Remaining trust unitholders are required to transfer their trust units to Toromont and to elect the type of consideration they wish to receive for those trust units prior to 5:00 p.m. (Calgary time) on February 26, 2010. Consistent with Toromont’s offer, trust unitholders may elect to receive either $14.25 in cash or 0.5382 of a Toromont common share plus $0.05 in cash per trust unit, in each case subject to pro ration. Full details as to the deliveries required in order to effect this transfer and election are included in the notice of tax efficient subsequent acquisition and related letter of transmittal, which will be mailed to the registered holders of the remaining trust units and filed with the Canadian securities regulators later today. Unitholders may also obtain a copy of these materials at www.toromont.com/enerflex.
Under the Tax Efficient Subsequent Acquisition, the remaining outstanding trust units will be deemed to have been transferred to Toromont at 5:00 p.m. (Calgary time) on February 26, 2010, regardless of whether the holders of those units have made the required deliveries. As a result of this deemed acquisition, Toromont will acquire approximately 1.9 million trust units (representing over 4% of the outstanding trust units) and thereafter will own all of the outstanding trust units. This includes all of the trust units issued on the redemption of the exchangeable units of Enerflex Holdings Limited Partnership not tendered to Toromont’s offer, which redemption was completed on February 3, 2010. Toromont will be making application to have the trust units delisted from the Toronto Stock Exchange and expects that such delisting will occur on or about February 26, 2010 at the close of markets.
ABOUT TOROMONT
Toromont Industries Ltd. operates through two business segments: The Equipment Group and the Compression Group. The Equipment Group includes one of the larger Caterpillar dealerships by revenue and geographic territory in addition to industry leading rental operations. The Compression Group is a Global leader specializing in the design, engineering, fabrication, and installation of compression systems for natural gas, coal-bed methane, fuel gas and carbon dioxide in addition to process systems and industrial and recreational refrigeration systems. Both Groups offer comprehensive product support capabilities. This press release and more information about Toromont can be found on the Web at www.toromont.com.
ADVISORY
This press release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

ADDITIONAL INFORMATION FOR UNITHOLDERS IN THE UNITED STATES
The Tax Efficient Subsequent Acquisition is being implemented for the securities of Canadian issuers and the offer documents for Toromont’s recently completed offer were prepared in accordance with the disclosure requirements of Canada. Trust unitholders should be aware that such requirements are different from those of the United States. Financial statements that were included or incorporated by reference in those offer documents were prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.
The enforcement by trust unitholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Toromont is incorporated under the federal laws of Canada, that a majority of Toromont’s officers and directors are residents of Canada, that the depositary for the Tax Efficient Subsequent Acquisition, and that all or a substantial portion of the assets of Toromont and of the above mentioned persons may be located outside of the United States. Trust unitholders may not be able to sue Toromont or its respective officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel Toromont and its respective affiliates to subject themselves to a U.S. court’s judgment.
For more information or to request a copy of the early warning report to be filed by Toromont, please contact:
Paul R. Jewer
Vice President Finance & Chief Financial Officer
Toromont Industries Ltd.
3131 Highway 7 West
Concord, ON
(416) 667-5501